UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about minority shareholders' nominations for the Fiscal Council

—

Rio de Janeiro, April 22, 2024 - Petróleo Brasileiro S.A. - Petrobras, following up on the communication from March 20, 2024 and April 03, 2024, informs that it has received correspondence from a minority shareholder holding preferred shares requesting their nomination (main) and an alternate name for the positions of Fiscal Council, as detailed below:

a)	Nominations for the Fiscal Council:

Candidate's Name	Position	Shareholders who made the nomination
Francisco Barcelos	Membro do Conselho Fiscal (Titular) - PN	Francisco Barcelos
Guilherme Ortiz de Souza	Membro do Conselho Fiscal (Suplente) - PN

Below is the resume of the candidates:

Francisco Barcelos: External control auditor at the State Court of Auditors of Rio Grande do Sul (TCE-RS) since 2012. He represented the institution on the Fiscal Council of the State Pension Institute from 2019-2023, also serving as a board member of Sport Club Internacional, where he holds the position of fiscal councilor. He holds the certifications of Fiscal Councilor from IBGC (CCF IBGC) and CEA ANBIMA.

Guilherme Ortiz de Souza: Experience with Digital Marketing consultancy for clients throughout the national territory, creating content that helps professionals and entrepreneurs through the main Instagram channel and sharing knowledge through open, in-company, and online courses and training. In the past 8 years, he has served over 150 companies, including local businesses, freelancers, and small companies from various cities in Brazil.

The nominations mentioned will be submitted to the Company's internal governance procedures, observing the Policy for the Nomination of Members of Senior Management, for the analysis of legal and management requirements and integrity, and subsequent opinion of the People Committee.

The minutes of the committee meeting that analyzed the aforementioned nominations are available at the following Company's website address:

(https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/ ).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer